UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAKOTA SECURITIES INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5966 S. Dixie Highway (US 1) suite # 300
(No. and Street)

MIAMI	FL	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CUCCIA 732-713-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY CUCCIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAKOTA SECURITIES INTERNATIONAL, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida, County of Broward

Sworn and subscribed to before me

~~on this~~ 7 ~~day of~~ MARCH, ~~201~~8

by: GARY JOHN CUCCIA

who presented: FLORIDA DRIVERS LICENSE

as identification.



Gary Cuccia

Signature

FINOP, CFO, CCO

Title

FLORIAN NAPP
MY COMMISSION # FF 182315
EXPIRES: December 19, 2018
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAKOTA SECURITIES INTERNATIONAL, INC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31ST, 2017

Dakota Securities International, Inc.
Financial Statements
December 31, 2017

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dakota Securities International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dakota Securities International, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed In Note 12 to the financial statements, the Company is the subject of a disciplinary hearing that could result in a fine that would raise substantial doubt about its ability to continue as a going concern.

The financial statements include an accrual of $10,000 that might result from the outcome of this uncertainty. However, as discussed in Note 12, this may not be sufficient.

Basis for Opinion

These financial statements are the responsibility of Dakota Securities International, Inc.'s management. Our responsibility is to express an opinion on Dakota Securities International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dakota Securities International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Dakota Securities International, Inc.'s financial statements. The supplemental information is the responsibility of Dakota Securities International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental Information. In forming our opinion on the supplemental Information, we evaluated whether the supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In

our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Dakota Securities International, Inc.'s auditor since 2014.

Maitland, Florida

March 18, 2018

Dakota Securities International, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$58,190
Clearing Deposit	50,000
Receivables from Clearing Broker	13,987
Prepaid Expenses and Other Assets	2,355
Property and Equipment, net of accum. depreciation of $98,527	1,433
TOTAL ASSETS	**$125,965**

LIABILITIES

Accounts Payable	$52,438
Notes Payable	25,000
Accrued Expenses and Other Liabilities	6,695
TOTAL LIABILITIES	**84,133**

STOCKHOLDERS' EQUITY

Common stock, par value $.01 per share, authorized and issued 11,100 shares	111
Additional paid in capital	76,311
Retained earnings (Deficit)	(34,590)
TOTAL STOCKHOLDERS' EQUITY	**41,832**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$125,965**

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Operations
For the Year Ended December 31, 2017

REVENUES

Commissions – Clearing Firm	$ 299,470
Commissions – Direct Corporate Bond Fees	69,469
Interest and Dividends – 12B1 Direct	2,638
Other Income	25,631
TOTAL REVENUES	397,208

OPERATING EXPENSES

Employee Compensation & Benefits	240,788
Clearing and Execution Costs	53,179
Communication & Data Processing	623
Occupancy	12,744
Professional Services	54,290
Penalties / Dispute Resolutions	19,424
Other Expenses	22,046
TOTAL OPERATING EXPENSES	403,094
NET INCOME	($5,886)

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2017	11,100	$111	$76,311	($28,704)	$58,818
Net Income (Loss)				(5,886)	(5,886)
Balance, December 31, 2017	11,100	$111	$76,311	($34,590)	$52,932

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

OPERATING ACTIVITIES

Net loss	($5,886)
Adjustments to reconcile Net Loss	
to net cash provided by operations	
Depreciation	1,153
Due from Clearing Firm	(2,070)
Prepaid Expenses	(1,649)
Accounts Payable	24,297
Accrued Expenses	2,063
NET CASH PROVIDED BY OPERATING EXPENSES	17,908
NET CASH INCREASE FOR PERIOD	17,908
CASH AT BEGINNING OF PERIOD	40,282
CASH AT END PERIOD	$58,190

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Dakota Securities International, Inc. (The "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and securities transactions are cleared through its broker dealer clearing firm on a fully disclosed basis. Securities serviced included equities, options, structured products and mutual funds. The Company also buys and sells for customer's corporate bonds on a direct basis.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The Company is considered an investment company under US GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services – Investment Companies ("ASC 946"). The significant accounting policies adopted by the Company are as follows:

Cash and Cash Equivalents: The Company considers all unrestricted deposits and cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Fair Value of Financial Instruments: The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

At December 31, 2017, property and equipment consisted of the following:

			Estimated Useful Lives
Equipment	$	37,740	3-5 Years
Furniture & fixtures		23,047	7 Years
Software		39,173	3 Years
Less: Accumulated Depreciation		(98,527)	
Net Book Value	$	1,433	

Depreciation expense charged to income was $1,153 in 2017

Revenue Recognition of Securities Transactions: The Company clears securities transactions through COR Clearing, LLC, on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Advertising: Advertising costs are expensed as incurred

Note 2 - Summary of Significant Accounting Policies (Continued)

<u>Recently Issued Accounting Pronouncements:</u> In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when It becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements

Note 3 - Clearing Arrangements

The Company has a clearing agreement with COR Clearing, LLC ("COR") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by COR.

At December 31st, 2017, the Company had $50,000 in deposits consisting of cash on deposit with COR as required under the Company's clearing agreement. The deposit account will be maintained by COR and can be used by COR to satisfy any claims against the Company and customers introduced by the Company. The Company is required to maintain the deposit for the duration of the clearing agreement.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file

Note 4 - Income Taxes (continued)

a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the company's activities for tax years before 2014.

Note 5 - Net Capital Rule

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company had net capital of $38,044 which was $32,435 in excess of its required net capital of $5,609. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2017, the ratio of "Aggregate Indebtedness" to "Net Capital" was 221.15%.

Note 6 – Regulatory

In 2016 -2017 FINRA conducted a routine cycle examination of the Company. FINRA found that one of the principals of the Company did not timely update a required document with personal data within the prescribed time period and the Company has books and records and supervision deficiencies. FINRA has expelled the principal from the industry. The Company has responded to FINRA, corrected all FINRA findings and is negotiating with FINRA for a final resolution. FINRA has indicated it plans to fine the Company and the Company has offered to FINRA a settlement of $10,000 which has been accrued by the Company.

Note 7 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

Note 7 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 8 – Related Party

Through November 2017 the Company's offices were located in the home of Bruce Zipper, one of the firm's principals. The Company paid Mr. Zipper a total of $ 13,955 in 2017 for rent and utilities.

Note 9 - Operating Lease

The Company rents office space from a real-estate management firm. As of December 31, 2017, three months remained on the lease which expires on March 31, 2018 at which time the lease is cancelable upon two months written notice.

Note 10 – Notes Payable

The Company owes a prior shareholder a note payable in the amount of $25,000. The note is non-interest bearing and unsecured. The note is due upon the sale of the Company.

Note 11 - Commitments and Contingencies

There is a dispute between the Company and a prior shareholder related to how much he is owed by the Company. Management agrees the Company owes the prior shareholder $25,000 (see note 9) which is reported in the statement of financial condition. However, management asserts there is no substantiation for any additional claims.

Note 12 - Subsequent Events / Going Concern

The Company has evaluated subsequent events through March 18, 2018, which is the date the financial statements were available to be issued and have determined no material events or transactions have occurred during this period which would render these financial statements to be misleading.

On March 13th and 14th, FINRA conducted a disciplinary hearing against Bruce Zipper a former principal of the Company and also against the Company. In their closing arguments to the hearing officers, FINRA recommended a fine of $148,000 and a one year suspension for the Company. The decision that will be reached by the hearing officers cannot be determined at this time nor the amount of the fine that may be levied against the Company. On December 31, 2017, the Company had excess net capital of $32,432. If the hearing officer's decision is to suspend the Company for one year and or the fine exceeds the net capital it is doubtful the Company can continue operating as a going concern

Dakota Securities International, Inc.
Computation and Reconciliation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2017

Total stockholders' equity qualified for net capital	$	41,832
Deductions		
Less Non-allowable assets		(3,788)
Net Capital		38,044
Minimum net capital required (6 2/3% of aggregate indebtedness)		5,609
Minimum dollar net capital required		5,000
Net capital requirement (the greater of)		5,609
Excess net capital		32,435

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the Statement of Financial Condition	84,133
Ratio of aggregate indebtedness to net capital	221.15%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 FILING AS OF DECEMBER 31, 2017)

There are no material differences between the preceding computation of net capital and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2017.

Dakota Securities International, Inc.
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2017

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully disclosed basis.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dakota Securities International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dakota Securities International, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dakota Securities International, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Dakota Securities International, Inc. stated that Dakota Securities International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dakota Securities International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakota Securities International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, P.A.

Maitland, Florida

March 18 , 2018

March 17, 2018

DAKOTA SECURITIES INTERNATIONAL, INC.
5966 S. Dixie Highway (US 1) suite # 300
Miami, FL 33143

Ohab and Company, PC
100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

To whom it may concern:

Dakota Securities International, Inc identifies SEC Rule 15c3-3(K) (2) (ii) under which we claim exemption from SEC Rule 15c3-3. We met the identified exemption for the entire period January 1, 2017 through December 31, 2017.

Sincerely,



FINOP, CFO, CCO